Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

Subject Company: Plum Creek Timber Company, Inc.

The following communication was made available to Plum Creek employees on January 14, 2016:

Fellow employees:

I hope you had a wonderful holiday.

With the beginning of the New Year, the integration teams are working hard to prepare for Day One operations of the combined Plum Creek and Weyerhaeuser. I wanted to provide a quick update on where things stand.

Last week, the post-merger Senior Management Team (SMT) reviewed and approved the high-level organizational structure for the new company. While there is still more work to be done to ensure we meet our synergy targets and to finalize post-merger structure details, the teams are now turning their attention to the next phase of integration planning.

Choosing Second-Level Leaders

The post-merger SMT has begun the process to decide who will fill the leadership positions that will report directly to the SMT after the transaction closes. The entire post-merger SMT will review, discuss and approve the leadership recommendations made by each SMT member. Final decisions will be communicated by the end of January. However, none of these changes will be effective until after the transaction closes.

Focusing on Day One

The integration teams have now shifted their focus on ensuring that we have the processes and systems in place to successfully operate as a new company after the merger closes. They are also mapping out integration plans for what needs to occur in the weeks and months after we combine the two companies.

Several sub-teams have been formed to help with this work, which requires hundreds of detailed tasks to be completed in the coming weeks in preparation for closing. There are far too many items to list, but here’s a few examples of what the teams are working on:

•	Our business teams are identifying customers, contractors and suppliers we will need to reach out to as part of the transaction closing.

•	The Human Resources team is working to ensure we have a seamless payroll and benefits transition process and a thoughtful orientation plan for Plum Creek employees. Once the transaction closes, the Plum Creek payroll process and benefits will remain the same. The transition to Weyerhaeuser payroll and benefits is expected to occur on July 1, 2016. Information about open enrollment and Weyerhaeuser benefits programs will be part of the orientation process after the transaction closes.

•	In Finance, separate systems and processes will remain in place post closing. The team is implementing plans to ensure we can track and accurately report financial results as a combined company.

•	For IT, considerations for Day One include making sure Plum Creek employees have access to the Weyerhaeuser Intranet, email and calendaring, and that these are fully integrated and functional, and all critical applications continue to work.

•	The Legal team will ensure we have appropriate delegations of authority in place for all businesses and functions on Day One. This team is also reviewing contracts to identify any changes that are triggered by the merger.

•	The Corporate Affairs team is planning for media response and outreach to external stakeholders on Day One. This team is also responsible for effective communications to employees leading up to Day One, on Day One, and in the weeks and months afterward.

As we get closer to closing the transaction, we will provide a more detailed list of exactly what employees can expect to occur on Day One, and what items will be part of a longer-term integration plan.

Shareholder Vote

Weyerhaeuser and Plum Creek have filed a joint Proxy/Prospectus that provides notice to shareholders of both companies that each company will hold a special meeting on February 12, 2016. You can read the full document on this website dedicated to the merger, which is also accessible from the main websites of both companies.

As always, please don’t hesitate to reach out to me if you have questions.

Rick

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Weyerhaeuser or Plum Creek for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Weyerhaeuser or Plum Creek; (5) the ability of Weyerhaeuser and Plum Creek to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Plum Creek’s overall business, including those more fully described in Plum Creek’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the fiscal year ended December 31, 2015, and Weyerhaeuser’s overall business and financial condition, including those more fully described in Weyerhaeuser’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for its fiscal year ended December 31, 2015. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Weyerhaeuser filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement/prospectus of Plum Creek and Weyerhaeuser. Each of Plum Creek and Weyerhaeuser have mailed the joint proxy statement/prospectus to their respective shareholders. The Registration Statement on Form S-4 was declared effective by the SEC on December 28, 2015. Plum Creek and Weyerhaeuser also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Plum Creek or Weyerhaeuser have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PLUM CREEK AND WEYERHAEUSER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Plum Creek’s Investor Relations website (www.plumcreek.com/investors) (for documents filed with the SEC by Plum Creek) or on Weyerhaeuser’s investor relations page on its corporate web site (www.weyerhaeuser.com) (for documents filed with the SEC by Weyerhaeuser).

Participants in the Solicitation

Plum Creek, Weyerhaeuser, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction is set forth in the joint proxy statement/prospectus. You can find more detailed information about Plum Creek’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can find more detailed information about Weyerhaeuser’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015. Additional information about Plum Creek’s executive officers and directors and Weyerhaeuser’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.

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